LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE

LAZARUS ROTHSTEIN, ESQUIRE

CHAD FRIEND, ESQUIRE

MICHAEL RASMUSSEN, ESQUIRE

______________________________

OF COUNSEL:

PETER P. LINDLEY, JD, CPA, MBA

STUART REED, ESQUIRE

MARC S. WOOLF, ESQUIRE

WWW.LEGALANDCOMPLIANCE.COM WWW.SECURITIES-LAW-BLOG.COM

E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

April 13, 2015

VIA ELECTRONIC EDGAR FILING

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Double Crown Resources, Inc.
Form Schedule 14A
Filed March 20, 2015
File No. 000-53389

Dear Mr. Reynolds:

We have electronically filed herewith on behalf of Double Crown Resources, Inc. (the “Company”) an amendment to the Company’s preliminary Schedule 14A (the “Amendment”). The Amendment is marked with  tags to show changes made from the previous filing. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Mr. Jerold S. Drew dated April 1, 2015. We trust you shall deem the Amendment and the contents of this transmittal letter responsive to your comment letter.

General

Comment 1: Please provide the information required by Item 9 of Schedule 14A with respect to your relationship with your independent public accountant or advise.

Response: The Company acknowledges the Staff’s comment and has included the information required by Item 9 of Schedule 14A in the Amendment. Specifically, the following disclosure has been included in the section entitled “Independent Registered Public Accounting Firm” in the Amendment:

On January 15, 2014, we accepted the resignation of Patrick Rodgers, CPA, P.A. (“Rodgers”) from his engagement to be our independent certifying accountant. Other than an explanatory paragraph included in Rodgers’ audit report for our fiscal year ended December 31, 2012 relating to the uncertainty of our company's ability to continue as a going concern, the audit report of Rodgers on our financial statements for the fiscal year ended December 31, 2012 through January 15, 2014, did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. During our fiscal year ended December 31, 2012 and through the date of Rodgers’ resignation, (1) there were no disagreements with Rodgers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Rodgers, would have caused Rodgers to make reference to the subject matter of the disagreements in connection with their report, and (2) there were no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

Also on January 15, 2014, our Board of Directors approved the engagement of Terry L. Johnson, CPA, as the Company's independent auditor, effective immediately, to audit the Company’s financial statements and to perform reviews of interim financial statements. During the fiscal years ended December 31, 2012 and 2011 through January 15, 2014, neither we nor anyone acting on our behalf consulted with Terry L. Johnson, CPA regarding (i) either the application of any accounting principles to a specific completed or contemplated transaction of our company, or the type of audit opinion that might be rendered by Terry L. Johnson, CPA on our financial statements; or (ii) any matter that was either the subject of a disagreement with Rodgers or a reportable event with respect to Rodgers.

John Reynolds, Assistant Director

Securities and Exchange Commission

April 13, 2015

Terry L. Johnson, CPA continues to serve as our independent registered public accounting firm for 2015. The following table shows the fees that were billed for the audit and other services provided by our principal accountant for the fiscal years ended December 31, 2014 and 2013.

	2014	2013

Audit Fees	$30,000	$25,000
Audit-Related Fees	-	-
Tax Fees	2,500	2,500
All Other Fees	-	-
Total	$32,500	$27,500

Audit Fees—This category includes the audit of our annual financial statements, review of financial statements included in our Quarterly Reports on Form 10-Q and services that are normally provided by the independent registered public accounting firm in connection with engagements for those fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements.

Audit-Related Fees—This category consists of assurance and related services by the independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” The services for the fees disclosed under this category include consultation regarding our correspondence with the Commission and other accounting consulting.

Tax Fees—This category consists of professional services rendered by our independent registered public accounting firm for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

All Other Fees—This category consists of fees for other miscellaneous items.

Our board of directors has adopted a procedure for pre-approval of all fees charged by our independent registered public accounting firm. Under the procedure, the board approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the board, or, in the period between meetings, by a designated member of board. Any such approval by the designated member is disclosed to the entire board at the next meeting. Consistent with our Board’s pre-approval procedures, all audit and permissible non-audit services provided by our independent registered public accounting firm during the fiscal years ended December 31, 2014 and 2013 were pre-approved by our Board of Directors.

Comment 2: Please provide the disclosure required by Item 24 of Schedule 14A or advise as to why you are not required to include such disclosure.

Response: The Company acknowledges the Staff’s comment and has included the information required by Item 24 of Schedule 14A in the Amendment. Specifically, the following additional proposals have been included in in the Amendment:

PROPOSAL 3 — ADVISORY APPROVAL OF EXECUTIVE COMPENSATION

We are asking our stockholders to provide advisory approval of the compensation of our named executive officers as disclosed in this consent solicitation statement pursuant to Item 402 of Regulation S-K. As discussed in the “Executive and Director Compensation” section of this consent solicitation statement, we have not entered into employment contracts with any of our named executive officers. In addition, we have not established a base salary for any of our named executive officers. In the future, our Board, in its sole discretion, may establish base salaries for our named executive officers. In addition, our Board, in its sole discretion, may award bonuses or make equity compensation grants to our named executive officers. No salary or bonus was paid, and no equity grants were made, in 2014.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

John Reynolds, Assistant Director

Securities and Exchange Commission

April 13, 2015

There are no compensatory plans or arrangements, including payments to be received from us with respect to any executive officer, that would result in payments to such person because of his or her resignation, retirement or other termination of employment with our company, or our subsidiaries, any change in control, or a change in the person’s responsibilities following a change in control of our company. Detailed information about the compensation of our named executive officers is provided in the “Executive and Director Compensation” section of this consent solicitation statement.

While this vote is advisory, and not binding on our company, it will provide information to our Board of Directors regarding investor sentiment about our executive compensation practices, which the Board will be able to consider when determining executive compensation for the remainder of fiscal 2015 and beyond.

The Board of Directors recommends that you provide your advisory approval, via consent, of the compensation of our named executive officers as disclosed in this consent solicitation statement pursuant to Item 402 of Regulation S-K.

PROPOSAL 4 — ADVISORY VOTE ON FREQUENCY OF

EXECUTIVE COMPENSATION ADVISORY VOTES

In addition to the advisory approval of our executive compensation in Proposal 3, we are also seeking a non-binding determination from our stockholders as to the frequency with which stockholders would have an opportunity to provide an advisory approval of our executive compensation program. We are providing stockholders the option of selecting a frequency of one, two or three years, or abstaining.

After careful consideration of the frequency alternatives, the Board believes that conducting an advisory vote on executive compensation every three years is appropriate for our company and its stockholders at this time.

As an advisory vote, this proposal is non-binding and will not overrule any decision by the Board or require the Board to take any action. However, the Board values the opinions of our stockholders, and will consider the outcome of this proposal when making future decisions for the frequency in which stockholders may vote on, or provide their consent with regard to, executive compensation.

The Board recommends that you consent to a frequency for our executive compensation advisory vote of every three years.

If the Staff has any further comments regarding the Company’s Schedule 14A or any amendments thereto, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Double Crown Resources, Inc.

By:	/s/ Jerold S. Drew
Jerold S. Drew, Chief Executive Officer

cc:	Hillary Daniels /U.S. Securities and Exchange Commission
James Lopez/U.S. Securities and Exchange Commission

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832